Press Release date September 23, 2004

For Immediate Release                                       September 23, 2004

                      Better Fiscal Year at Bowl America

Earnings for Bowl America's fiscal year which ended June 27, 2004, increased to $.91 per share from $.70 in the prior year. The increase was caused by the sale of a money-losing bowling property in August 2003. Without the profit from the sale, earnings for this year would have been $0.66. Unusually heavy spring rains last year caused a bump in earnings.

The Company has benefited from the weather at the start of its new fiscal year with both July and August profits slightly ahead of fiscal 2004. The impact of this year's Florida hurricanes should be similar to that experienced from Isabel last year. However, the first quarter of fiscal 2005 will have one fewer week of league bowling because of the later than usual Labor Day. This late start will add one week of league lineage to the fourth quarter. In addition, this is a 53-week year for financial purposes which will also add to profitability in the fourth quarter.

The Board of Directors today declared a dividend of $.135. Unless circumstances change, this will be the thirty-third consecutive year of increased dividends for Bowl America. The Company will construct its new Richmond bowling center with funds currently on hand and does not see the need to borrow.

Bowl America operates eighteen bowling centers in Maryland, Virginia and Florida and its stock trades on the American Stock Exchange with the symbol BWLA. The Company's SEC Form 10-K is available at www.bowlamericainc.com.

                    Bowl America Incorporated
                      Results of Operations
                           (Unaudited)

                        Thirteen weeks ended           Fifty-two weeks ended
                      June 27,        June 29,       June 27,         June 29,
                        2004           2003            2004             2003
Revenues
Bowling and other    $4,403,442     $4,827,804       $20,154,568   $20,574,413
Food, beverage and
  merchandise sales   1,794,286      2,050,164         8,279,121     8,801,279

TOTAL REVENUES       $6,197,728     $6,877,968       $28,433,689   $29,375,692

Operating expenses
 excluding depreciation
 and amortization     5,077,139      5,571,496        22,006,445    22,649,565
Depreciation and
 amortization           354,363        365,087         1,532,587     1,613,379
Net gain on sale of
 building                33,123           -            2,201,240          -
Interest and dividend
 income                 108,449        106,624           413,738       475,598
Earnings before taxes   907,798      1,048,009         7,509,635     5,588,346
Net Earnings         $  511,502     $  682,009       $ 4,701,739   $ 3,583,346
Weighted average shares
 outstanding          5,138,511      5,134,599         5,138,559     5,145,934
 EARNINGS PER SHARE         .10            .14               .91           .70

                           Summary of Financial Position
                                 (Unaudited)
                              Dollars in Thousands

                                                        06/27/04      06/29/03
ASSETS
Total current assets including cash and
 short-term investments of $13,002 & $11,009             $14,181       $12,608
Property and investments                                  26,399        24,929

    TOTAL ASSETS                                         $40,580       $37,537

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities                                $ 3,054       $ 2,711
Other liabilities                                          2,629         1,873
Stockholders' equity                                      34,897        32,953

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $40,580       $37,537